UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 14, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

The acquisition of Catalent by Novo Holdings, and the related acquisition by Novo Nordisk of three manufacturing sites from Novo Holdings, is cleared to close

Bagsværd, Denmark, 14 December 2024 — As of today, all regulatory closing conditions relating to the review of Novo Holdings A/S’s pending acquisition of Catalent, Inc. (Catalent), including expiry of the timing agreement in the US, have been fulfilled. Catalent is a global contract development and manufacturing organisation headquartered in New Jersey (US). The parties are now free to close the transaction, as well as Novo Nordisk’s subsequent acquisition of three Catalent manufacturing sites from Novo Holdings A/S.

The agreement to acquire the three manufacturing sites was announced on 5 February 2024. For further information, please see the company announcement here (https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=167017).

Novo Nordisk now expects the acquisition to be completed in the coming days.

Upon completion, the acquisition is expected to impact the financial outlook as issued on 6 November 2024, with a low single-digit negative impact on operating profit growth and to negatively impact free cash flow with the 11.7 billion USD acquisition price. The ongoing share buyback programme of 20 billion DKK is not impacted.

For 2025, the acquisition is expected to have a mid single-digit negative impact on operating profit growth. The acquisition will be mainly debt-financed, with interest payments negatively impacting net financial items. Novo Nordisk’s capital allocation priorities focus on internal growth investments, including supply chain expansions, dividends as well as external growth opportunities, including acquiring the three manufacturing sites. Consequently, Novo Nordisk is not expecting to initiate a share buyback programme in 2025.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 72,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Ida Schaap Melvold +45 3077 5649 idmg@novonordisk.com

Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 96 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 14, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer